WYNNEFIELD CAPITAL, INC.

450 7TH AVENUE, SUITE 509
NEW YORK, NY 10123

TEL: (212) 760-0814
FAX: (212) 760-0824
www.wynnefieldcapital.com

NELSON OBUS (212) 760-0134
JOSHUA LANDES (212) 760-0814
MAX BATZER (212) 760-0330
PETER BLACK (212) 760-0742
STEPHEN ZELKOWICZ (212) 760-0278

October 31, 2008

VIA FEDERAL EXPRESS

Board of Directors
White Electronic Designs Corporation
3601 E. University Drive
Phoenix, Arizona 85034
Attention: Mr. Roger A. Derse, Secretary

Gentlemen:

As you are aware, Wynnefield Capital, Inc. and its affiliates (collectively, the "Wynnefield Group") are long-term investors and owners of approximately 6% of the outstanding common stock of White Electronic Designs Corporation ("WEDC" or the "Company").

WEDC has ignored our repeated requests that it provides **complete** transparency to its review of strategic alternatives. WEDC should provide its shareholders, who have suffered substantial diminution in value, with the information they deserve by publicly disclosing a **specific deadline** for WEDC's strategic review committee to **complete its analysis** and **publicly present its recommendations** to the Board and shareholders.

Instead, WEDC issued a press release over a month ago that merely states it "expects the process to be **thorough and deliberate**" rather then establishing a firm deadline as we requested. The Wynnefield Group is not against a "**thorough**" process, but because this process began last spring, we believe that the time for further deliberation should be **limited and specifically defined**.

The Wynnefield Group is surprised to now have been informed that Mr. Brian Kahn of Kahn Capital Management LLC (an individual that we have repeatedly requested to be appointed to the Board and the special committee), submitted a bona fide **firm, fully financed, all cash offer to acquire all of the shares of the Company at a purchase price of <u>$6.05 per share</u>**. After confirming today with Mr. Kahn that he had in fact submitted a written offer to acquire the Company over a month ago, **we are disappointed that, not only has neither the special committee nor the Board responded to his offer, the Board has also neglected to publicly disclose the offer.**

Wouldn't public disclosure of Mr. Kahn's offer in an effort to bring forth other potential bidders be the **"thorough"** course of action? At the very least we would expect the Board to respond to a **$6.05 per share cash offer**, a price which the Company's common stock has failed to achieve since June of 2007, and which represents approximately a 65% premium over its closing price on October 27, 2008.

The Board must either accept Mr. Kahn's offer to acquire the Company at **$6.05 per share** or come forward with a better offer in **a timely manner**. Therefore, the Wynnefield Group, on behalf of all of WEDC's shareholders, again calls for the Board to publicly establish an end date for the completion of its strategic review process and act with dispatch to maximize shareholder value.

Very truly yours,

Max W. Batzer